

17017582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-43976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.J. Hart & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16401 Swingley Ridge Road, Suite 210
(No. and Street)

St. Louis	Missouri	63017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry J. Hart — 636-537-9939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler, Huber & Helm, LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street, Suite 500	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Larry J. Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.J. Hart & Company, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS J. PISARKIEWICZ
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 29, 2017
Commission Number: 13779273

Signature

President / CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

We have audited the accompanying statement of financial condition of L.J. Hart & Company (a Missouri corporation) as of December 31, 2016, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of L.J. Hart & Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.J. Hart & Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

The Schedule 1, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule 2, Exemption Report, have been subjected to audit procedures performed in conjunction with the audit of L.J. Hart & Company's financial statements. The supplemental information is the responsibility of L.J. Hart & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule 2, Exemption Report, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

February 22, 2017

L.J. Hart & Company

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	508,615
Receivable from clearing organization		262,133
Securities owned, at market value		4,671,384
Property and equipment, net of accumulated depreciation of $230,467		161,298
Deposit with clearing organization and other assets		130,486
Total assets	**$**	**5,733,916**

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	43,836
Total liabilities		**43,836**

Stockholders' Equity

Common stock; $0.83 par value; authorized 217,500 shares, issued and outstanding 100,000 shares		83,000
Additional paid-in capital		417,000
Retained earnings		5,190,080
Total stockholders' equity		**5,690,080**
Total liabilities and stockholders' equity	**$**	**5,733,916**

See Notes to Financial Statements

L.J. Hart & Company

Statement of Income

Year Ended December 31, 2016

Revenues and Security Activities	
Underwriting and commissions	$ 5,089,160
Interest and dividends	75,446
Net gain on securities	98,984
Other revenue	7,039
Total revenues and security activities	**5,270,629**
Expenses	
Employee compensation and benefits	1,438,961
Underwriting	310,285
Communication and data processing	27,877
Occupancy	130,199
Depreciation	27,036
Professional services	96,436
Other operating expenses	457,627
Total expenses	**2,488,421**
Net Income	**$ 2,782,208**

See Notes to Financial Statements

L.J. Hart & Company

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2016

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2016	100,000	$ 83,000	$ 417,000	$ 4,255,549	$ 4,755,549
Distributions	-	-	-	(1,847,677)	(1,847,677)
Net income	-	-	-	2,782,208	2,782,208
Balance December 31, 2016	**100,000**	**$ 83,000**	**$ 417,000**	**$ 5,190,080**	**$ 5,690,080**

See Notes to Financial Statements

L.J. Hart & Company

Statement of Cash Flows

Year Ended December 31, 2016

Operating Activities	
Net income	$ 2,782,208
Items not requiring cash	
Depreciation	27,036
Gain on sale of investments	(36,224)
Unrealized gain on investments	(62,760)
Changes in:	
Receivable from clearing organization	(42,340)
Accounts payable and accrued expenses	(13,450)
Other assets	25,032
Net cash provided by operating activities	**2,679,502**
Investing Activities	
Proceeds from sale of investments	1,073,649
Purchases of investments	(1,865,540)
Purchases of property and equipment	(9,338)
Net cash used in investing activities	**(801,229)**
Financing Activity	
Distributions paid	(1,847,677)
Net cash used in financing activity	**(1,847,677)**
Increase in Cash and Cash Equivalents	**30,596**
Cash and Cash Equivalents, Beginning of Year	478,019
Cash and Cash Equivalents, End of Year	**$ 508,615**

See Notes to Financial Statements

L.J. Hart & Company

Notes to Financial Statements

December 31, 2016

Note 1: Nature of Operations and Summary of Significant Accounting Policies

L.J. Hart & Company (the "Company") is incorporated in the state of Missouri. The Company is primarily engaged in the business of underwriting municipal securities for school districts, counties, cities, towns and special districts and also operates as a broker-dealer of municipal securities. The Company is subject to competition from other broker-dealers. The Company is a registered broker-dealer under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the *Securities and Exchange Act of 1934.*

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All reference to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Underwriting Revenue

Underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting revenues also include fees earned from providing financial advisory services. Underwriting revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, usually settlement date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the fair values of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2016, cash equivalents consisted primarily of cash and money market accounts with banks and brokers.

At December 31, 2016, the Company's cash accounts exceeded federally insured limits by $150,788. In addition, securities owned by the Company exceeded SIPC insured limits by $3,742,573.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on settlement-date basis, generally the third business day following the transaction (trade) date, with related commission income and expenses reported on a trade-date basis.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Securities owned include marketable securities held for proprietary trading and are valued at fair value. Any changes in fair value are recognized in the statement of income.

Property and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives for each major depreciable classification of premises and equipment are as follows:

Office equipment	5-10 years
Furniture and fixtures	10 years
Leasehold improvements	40 years

Income Taxes

The stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses are included in the personal income tax returns of the stockholders. Accordingly, the financial statements do not include a provision for income taxes. The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the appicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2016, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income. Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years before 2013. As of and for the year ended December 31, 2016, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Note 2: Deposit with Clearing Organization

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires a $25,000 deposit which is maintained in cash with the broker-dealer and is included in *Deposit with clearing organization and other assets* on the Statement of Financial Condition.

Note 3: Receivable from Clearing Organization

Receivable from clearing organization includes amounts owed arising from settlement of securities transactions and amounts receivable from the clearing organization related to unsettled securities transactions.

Note 4: Securities Owned, at Market Value

The securities owned by the Company at December 31, 2016, and reported at market value are as follows:

Type	Maturities	Cost Basis	Unrealized Gain/(Loss)	Market Value
Equity Securities	N/A	352,299	(146,899)	205,400
Municipal Securities	Less than 1 year	1,525,000	(323)	1,524,677
Municipal Securities	1 - 5 years	745,132	(5,493)	739,639
Municipal Securities	5-10 years	1,250,685	(33,244)	1,217,441
Municipal Securities	Greater than 10 Years	1,030,459	(46,232)	984,227
		$ 4,903,575	$ (232,191)	$ 4,671,384

Note 5: Property and Equipment

Property and equipment consists of the following at December 31, 2016:

Furniture and fixtures	$ 143,322
Office equipment	112,424
Leasehold improvements	136,019
	391,765
Less accumulated depreciation	(230,467)
Net property and equipment	**$ 161,298**

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $5,212,121 which exceeded the minimum required amount by $5,112,121. The Company's ratio of aggregate indebtedness to net capital was .008 to 1.

Note 7: Retirement Savings Plan

The Company offers employees a retirement savings plan under Section 408(p) of the Internal Revenue Code. The Plan allows all full-time employees to contribute a percentage of their annual wages up to a maximum amount established by the Internal Revenue Code with a 100 percent Company match up to three percent of gross wages. Company contributions charged to expense were $38,427 for 2016.

Note 8: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

Note 9: Investment Risk

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statement of financial condition.

Note 10: Operating Lease

The majority stockholder leases the Company's office facilities under a lease agreement that expires in May 2018. The majority stockholder has an informal agreement with the lessor whereby the Company leases its office facilities on a month-to-month basis. Rent expense for 2016 was $130,199.

L.J. Hart & Company

Notes to Financial Statements

December 31, 2016

Note 11: Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables, and accounts payables and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Securities Owned, at Market Value

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2016.

Level 1 Instruments consist of publicly traded common stocks. These securities are traded on national exchanges and are stated at the last reported sales price on the day of valuation.

Level 2 Instruments consist of local government and school district bonds. These securities are valued using evaluated pricing, which incorporates modeling techniques, information from extensive market sources, observed transaction data, credit quality information, perceived market movements, news, and other relevant information.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Municipal Securities	$ 4,465,984	$ -	$ 4,465,984	$ -
Equity Securities	$ 205,400	$ 205,400	$ -	$ -

Note 12: Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The standard is effective for annual periods beginning after December 15, 2018, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2019.

Note 13: Subsequent Events

On January 10, 2017, the Company made a distribution to its shareholders totaling $540,000.

Subsequent events have been evaluated through February 22, 2017, which is the date the financial statements were issued.

Supplementary Information

L.J. Hart & Company

Schedule 1

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

Total Stockholders' Equity	$ 5,690,080
Non-Allowable Assets	
Property and equipment, net	161,298
Other assets	130,486
Total non-allowable assets	291,784
Net Capital Before Haircuts on Security Positions	5,398,296
Haircuts on Securities	
Equity securities	30,810
Debt securities	153,909
Exempted securities	1,456
Total haircuts on securities	186,175
Net Capital	$ 5,212,121
Aggregate Indebtedness	$ 43,836
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 2,922
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater above)	$ 100,000
Excess net capital	$ 5,112,121
Ratio of Aggregate Indebtedness to Net Capital	0.008

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

L.J. Hart & Company

Schedule 2
Exemption Report
December 31, 2016

L.J. Hart & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company does not typically receive customer funds and securities, but would promptly transmit those to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

L.J. Hart & Company

I, Larry J. Hart, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.



Signature

President / CEO

Title

February 22, 2017


ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) L.J. Hart & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.J. Hart & Company claimed an exemption from 17 C.F.R. §240.15c3-3:Provision (2)(ii) (the "Exemption Provisions") and (2) L.J. Hart & Company stated that L.J. Hart & Company met the identified Exemption Provisions throughout the most recent fiscal year without exception. L.J. Hart & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.J. Hart & Company's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 22, 2017

L.J. Hart & Company

Reports of Independent Registered Public Accounting Firm and
Financial Statements
December 31, 2016
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document


LJ HART
& COMPANY

L.J. Hart & Company
December 31, 2016

Contents

United States Securities and Exchange Commission's

Facing Page i

Oath or Affirmation ii

Report of Independent Registered Public Accounting Firm 1-2

Financial Statements

Statement of Financial Condition 3

Statement of Income 4

Statement of Changes of Stockholders' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7-12

Supplementary Information

Schedule 1 - Computation of Net Capital Under Rule l5c3-1 of the Securities and Exchange Commission 13

Schedule 2 - Exemption Report 14

Report of Independent Registered Public Accounting Firm 15